UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 22, 2016 (August 20, 2016)

PFIZER INC.

(Exact name of registrant as specified in its charter)

DELAWARE

(State or Other Jurisdiction

of Incorporation)

1-3619	13-5315170
(Commission File Number)	(I.R.S. Employer Identification No.)

235 East 42nd Street

New York, New York 10017

(Address of Principal Executive Offices and Zip Code)

(212) 733-2323

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On August 20, 2016, Pfizer Inc., a Delaware corporation (“Pfizer”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Medivation, Inc., a Delaware corporation (“Medivation”), and Montreal, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Pfizer.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Pfizer will cause Purchaser to commence a cash tender offer (the “Offer”) within seven business days following the date of the Merger Agreement to acquire all of Medivation’s outstanding shares of common stock, par value $0.01 per share (the “Medivation Stock”), for $81.50 per share, net to the seller in cash, without interest, subject to any required withholding of taxes (the “Offer Price”). The Offer will remain open for a minimum of 20 business days from the date of commencement.

The obligation of Purchaser to purchase shares of Medivation Stock tendered in the Offer is subject to customary closing conditions, including, among others, (i) shares of Medivation Stock having been validly tendered and not validly withdrawn that represent, together with the shares then owned by Pfizer and its affiliates, at least a majority of the then-outstanding shares of Medivation Stock, (ii) the expiration or termination of the waiting period applicable to the Offer and the Merger (as defined below) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any injunction or other order issued by a court of competent jurisdiction prohibiting the consummation of the Offer or the Merger and (iv) other customary conditions set forth in Annex I of the Merger Agreement. The consummation of the Offer is not subject to any financing condition.

As soon as practicable after the time at which shares of Medivation Stock are first accepted for payment and paid for under the Offer (the “Acceptance Time”), subject to the satisfaction or waiver of certain customary conditions set forth in the Merger Agreement, Purchaser will be merged with and into Medivation, with Medivation surviving the merger as a wholly owned subsidiary of Pfizer (the “Merger”), pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law without any additional stockholder approvals. At the effective time of the Merger (the “Effective Time”), each share of Medivation Stock (other than treasury shares held by Medivation and any shares of Medivation Stock owned by Pfizer or any of its subsidiaries or any person who is entitled to and properly demands statutory appraisal of his or her shares) will be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), subject to any required withholding taxes.

At the Effective Time, each outstanding option to purchase shares of Medivation Stock (each, a “Company Option”) and stock appreciation right with respect to shares of Medivation Stock (each, a “Company SAR”) will become fully vested and exercisable as of immediately prior to such time and will be cancelled in exchange for the right to receive a cash payment equal to the product of (i) the excess, if any, of the Merger Consideration less the applicable per share exercise price of such Company Option or base price of such Company SAR, as applicable, multiplied by (ii) the number of shares of Medivation Stock that are subject to such fully vested Company Option or Company SAR, as applicable, as of immediately prior to the Effective Time. At the Effective Time, each outstanding restricted stock unit of Medivation will become fully vested as of immediately prior to such time and will be cancelled in exchange for the right to receive a cash payment equal to the product of (i) the Merger Consideration multiplied by (ii) the number of shares of Medivation Stock underlying such fully vested restricted stock unit (with any such restricted stock units that are subject to performance-based vesting being deemed earned assuming achievement of all performance goals at the maximum levels effective immediately prior to the Effective Time). Additionally, each outstanding restricted share of Medivation will be cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration. With respect to its Employee Stock Purchase Plan (“ESPP”), Medivation will cause any outstanding offering period under such plan to terminate as of the last business day prior to the Acceptance Time, with outstanding rights under such plan being exercised as of the Effective Time. Any shares of Medivation Stock so purchased under the ESPP will be canceled and converted into the right to receive an amount in cash equal to the Merger Consideration.

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this nature, including an agreement that, subject to certain exceptions, the parties will use reasonable best efforts to cause the Offer and the Merger to be consummated. Until the earlier of the termination of the Merger Agreement and the Effective Time, Medivation has agreed to operate its business in the ordinary course of business consistent with past practice and has agreed to certain other negative operating covenants, as set forth more fully in the Merger Agreement.

The Merger Agreement also contains a “no-shop” provision that, in general, restricts Medivation’s ability to (i) solicit, facilitate or encourage the making of Acquisition Proposals (as defined in the Merger Agreement) or any inquiries regarding Acquisition Proposals from third parties or (ii) provide non-public information to or engage in discussions or negotiations with third parties in connection with or in response to an Acquisition Proposal. The no shop provision is subject to a “fiduciary out” provision that allows Medivation, under certain circumstances and in compliance with certain obligations, to provide information and participate in discussions and negotiations with respect to unsolicited third-party acquisition proposals that constitute or would reasonably be expected to lead to a Superior Offer (as defined in the Merger Agreement) and, subject to compliance with certain obligations, to terminate the Merger Agreement and accept a Superior Offer upon payment to Pfizer of the termination fee discussed below.

The Merger Agreement also includes customary termination provisions for both Pfizer and Medivation, and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including a termination by Medivation to accept and enter into a definitive agreement with respect to a Superior Offer, Medivation will pay Pfizer a termination fee of $510,000,000.

The foregoing description of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

A copy of the Merger Agreement has been included to provide Pfizer stockholders and other security holders with information regarding its terms and is not intended to provide any factual information about Pfizer or Medivation. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by Pfizer stockholders or other security holders, but rather as a way of allocating the risk between the parties to the Merger Agreement in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by Pfizer stockholders or other security holders. Pfizer stockholders or other security holders are not third-party beneficiaries under the Merger Agreement (except with respect to Medivation stockholders or other security holders’ right to receive the Merger Consideration following the Effective Time) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Pfizer, Purchaser or Medivation. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Pfizer’s or Medivation’s public disclosures.

Item 8.01. Other Events.

On August 22, 2016, Pfizer and Medivation issued a press release announcing entry into the Merger Agreement, which is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence the Offer to acquire all of the outstanding shares of common stock of Medivation at a price of $81.50 per share, net to the seller in cash, without interest, subject to any required withholding of taxes. The Merger Agreement further provides that, upon the terms and subject to the conditions thereof, following completion of the Offer, Purchaser will be merged with and into Medivation, with Medivation surviving the merger as a wholly owned subsidiary of Pfizer, pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law without any additional stockholder approvals.

The Merger is subject to customary regulatory approvals and closing conditions and is expected to close in the Third- or Fourth- Quarter 2016. Pfizer anticipates financing the transaction through existing cash.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 20, 2016, by and among Pfizer Inc., Montreal, Inc. and Medivation, Inc.*

99.1	Press Release dated August 22, 2016

*	The Company will furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

Forward-Looking Statements

This document contains forward-looking information related to Pfizer, Medivation and the proposed acquisition of Medivation by Pfizer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, anticipated earnings accretion and growth rates, Pfizer’s and Medivation’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Pfizer and Medivation, XTANDI and Medivation’s other pipeline assets, IBRANCE (palbociclib), and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Medivation’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Pfizer’s common stock and on Pfizer’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to sustain and increase the rate of growth in revenues for XTANDI despite increasing competitive, reimbursement and economic challenges; Medivation’s dependence on the efforts and funding by Astellas Pharma Inc. for the development, manufacturing and commercialization of XTANDI; the ability to meet anticipated trial commencement and completion dates and regulatory submission dates, as well as the possibility of unfavorable clinical trial results, including unfavorable new clinical data and additional analyses of existing clinical data; whether and when any drug applications may be filed in any jurisdictions for any additional indications for IBRANCE, XTANDI or for Medivation’s other pipeline assets; whether and when regulatory authorities may approve any such applications, which will depend on its assessment of the benefit-risk profile suggested by the totality of the efficacy and safety information submitted; decisions by regulatory authorities regarding labeling and other matters that could affect the availability or commercial potential of IBRANCE, XTANDI and Medivation’s other pipeline assets; and competitive developments.

A further description of risks and uncertainties relating to Pfizer and Medivation can be found in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov. Pfizer does not assume any obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

Additional Information and Where to Find It

The tender offer referenced in this document has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that Pfizer and Purchaser will file with the SEC. The solicitation and offer to buy Medivation stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, Pfizer and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter Medivation will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT

ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. MEDIVATION STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MEDIVATION SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Medivation stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Pfizer or Medivation. Copies of the documents filed with the SEC by Medivation will be available free of charge on Medivation’s internet website at http://www.medivation.com or by contacting Medivation ’s Investor Relations Department at (650) 218-6900. Copies of the documents filed with the SEC by Pfizer will be available free of charge on Pfizer’s internet website at http://www.pfizer.com or by contacting Pfizer’s Investor Relations Department at (212) 733-2323.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Pfizer and Medivation each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Pfizer or Medivation at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Pfizer’s and Medivation’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PFIZER INC.

Date: August 22, 2016	By:	/s/ Margaret M. Madden
Margaret M. Madden
Vice President and Corporate Secretary
Chief Governance Counsel

EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 20, 2016, by and among Pfizer Inc., Montreal, Inc. and Medivation, Inc.*

99.1	Press Release dated August 22, 2016

*	The Company will furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.